UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

SHIFT TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

82452T 115

(CUSIP Number of Warrants)

Amanda Bradley

Head of Legal

Shift Technologies, Inc.

2525 16th Street, Suite 316

San Francisco, CA 94103-4234

(855) 575-6739

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Martin C. Glass

Jeffrey R. Shuman

Jenner& Block LLP

919 Third Avenue

New York, NY 10022-3908

Tel: (212) 891-1672

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$16,044,213	$1,751

1	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shift Technologies, Inc. (the “Company”) is offering holders of all 7,532,494 of the Company’s public warrants outstanding as of November 4, 2020 (the “Public Warrants”) the opportunity to exchange such Public Warrants for a combination of 0.25 shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”), and $1.00 in cash, without interest, for each warrant tendered. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on The Nasdaq Capital Market on October 29, 2020, which was $2.13.

2	The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Exchange Act, which equals $109.10 for each $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,751	Filing Party: Shift Technologies, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 5, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Shift Technologies, Inc. (the “Company”), a Delaware corporation, on November 5, 2020 (the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e-4 under the Exchange Act, in connection with the Company’s offer to exchange (the “Offer”) 0.25 shares of Class A common stock and $1.00 in cash, without interest, for each outstanding publicly traded warrant to purchase the Class A common stock of the Company, formerly known as Insurance Acquisition Corp. (“IAC”), in connection with the initial public offering of IAC’s securities on March 22, 2019, which entitle such warrant holders to purchase one share of Class A common stock at an exercise price of $11.50, subject to adjustments (the “Public Warrants”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange Letter, dated November 27, 2020, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 4 is being filed to report the final results of the Offer.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

“The Offer expired on December 23, 2020 at midnight, Eastern Time (the “Expiration Date”), in accordance with its terms. The Company has been advised that as of the Expiration Date, 6,980,262 outstanding Public Warrants, or approximately 92.7% of the 7,532,494 outstanding Public Warrants were validly tendered and not withdrawn in the Offer, including 3,958 Public Warrants that were tendered through notice of guaranteed delivery. Pursuant to the terms of the Offer, the Company expects to issue an aggregate of approximately 1,745,078 shares of Class A common stock and pay an aggregate of $6,980,262 in cash in exchange for such Public Warrants. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 92.7% of the outstanding Public Warrants to the Warrant Amendment, which exceeds the 65% of the outstanding Public Warrants required to effect the Warrant Amendment. On December 24, 2020, the Company executed the Warrant Amendment.”

On December 24, 2020, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(1)(G) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Letter.

(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9)

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to be used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for their Clients.

(a)(1)(F)	Press Release issued on November 25, 2020 regarding the commencement of the Offer.

(a)(1)(G)	Press Release issued on December 24, 2020 regarding the expiration of the Offer.

(d)(1)	Agreement and Plan of Merger, dated June 29, 2020, by and among Insurance Acquisition Corp., IAC Merger Sub, Inc., and Shift Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 29, 2020, File No. 001-38839).

(d)(2)	First Amendment to Agreement and Plan of Merger, dated August 19, 2020, by and among Insurance Acquisition Corp., IAC Merger Sub, Inc., and Shift Technologies, Inc. (incorporated by reference to Exhibit 2.2 to the Amendment No. 5 to Form S-4 filed on September 23, 2020, File No. 333-239896, which is included as Annex A).

(d)(3)	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on October 14, 2020).

(d)(4)	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on October 14, 2020).

(d)(5)	Specimen Warrant Certificate (included in Exhibit (d)(6)).

(d)(6)	Warrant Agreement, dated March 19, 2019, between Continental Stock Transfer & Trust Company and the IAC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on March 25, 2019).

(d)(7)	Stockholders Letter Agreement, dated October 13, 2020, by and among the Company and certain former stockholders of Shift identified on the signature pages thereto (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on October 14, 2020).

(d)(8)	Sponsor Letter Agreement, dated October 13, 2020, by and among the Company, Insurance Acquisition Sponsor, LLC and Dioptra Advisors, LLC (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed on October 14, 2020).

(d)(9)	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 29, 2020).

(d)(10)	Amended and Restated Registration Rights Agreement, dated October 13, 2020, by and among Insurance Acquisition Sponsor, LLC, Dioptra Advisors, LLC, Cantor Fitzgerald & Co. and certain initial stockholders of IAC identified on the signature pages thereto (incorporated by reference to Exhibit 10.33 to the Current Report on Form 8-K filed on October 14, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

SHIFT TECHNOLOGIES, INC.

By:	/s/ George Arison
Name:	George Arison
Title:	Co-Chief Executive Officer and Chairman

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